SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE

13d-2(a)

(Amendment No. 7)

Terra Nova Financial Group, Inc. (TNFG)

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

88102L204

(CUSIP Number)

Bernay Box

Bonanza Master Fund, Ltd. Liquidating Trust

3109 Knox Street, #415

Dallas, Texas 75205

Telephone:  214-303-3902

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 16, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88102L204		13D

1	Names of Reporting Persons Bonanza Master Fund, Ltd. Liquidating Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,936,751 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 12,936,751 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,936,751 (1)

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 44.2%*

14	Type of Reporting Person OO

(1)           The securities reported in this Amendment No. 7 to Schedule 13D include warrants to purchase 4,243,677 shares of Common Stock of the Issuer (the "Warrants").

*              Based on 25,054,508 shares of common stock of Terra Nova Financial Group, Inc. outstanding as of May 1, 2010, as reported on the Company’s Quarterly Report on Form 10-Q filed on May 14, 2010.

CUSIP No. 88102L204		13D

1	Names of Reporting Persons Bernay Box

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,936,751 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 12,936,751 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,936,751 (1)

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 44.2%*

14	Type of Reporting Person IN

(1)           The securities reported in this Amendment No. 7 to Schedule 13D include Warrants to purchase 4,243,677 shares of Common Stock of the Issuer.

*              Based on 25,054,508 shares of common stock of Terra Nova Financial Group, Inc. outstanding as of May 1, 2010, as reported on the Company’s Quarterly Report on Form 10-Q filed on May 14, 2010.

CUSIP No. 88102L204	13D

EXPLANATORY NOTE.

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 7”) amends the Schedule 13D/A filed on March 20, 2009 (the “Original Schedule 13D”).  Each capitalized term used and not defined in this Amendment No. 7 shall have the meaning assigned to such term in the Original Schedule 13D.

This Amendment No. 7 relates to the Purchase Agreement, dated as of June 16, 2010 (the “Purchase Agreement”), by and between Terra Nova Financial Group, Inc. (the “Company”) and Lightspeed Financial, Inc., a Delaware corporation (“Lightspeed”).  The Purchase Agreement contemplates that, subject to the terms and conditions of the Purchase Agreement, Lightspeed will acquire substantially all of the Company’s assets relating to its brokerage business, including without limitation, the membership interests of Terra Nova Financial, LLC (“Terra Nova”), for $27.6 million in cash (the “Transaction”).

In connection with the execution of the Purchase Agreement, on June 16, 2010, the Company, Lightspeed and Bonanza Master Fund, Ltd. Liquidating Trust (the “Master Fund Trust”) entered into a Voting Agreement (the “Voting Agreement”). Bernay Box, the Company’s Chairman of the Board of Directors and Chief Executive Officer, is the trustee of the Master Fund Trust.  Pursuant to the Voting Agreement, the Master Fund Trust has agreed to vote its shares of Common Stock of the Company in support of the adoption of the Purchase Agreement and the Transaction.

The description of the Purchase Agreement and the Voting Agreement is qualified in its entirety by the terms and conditions of the Purchase Agreement and the Voting Agreement, which are filed as Exhibits 99.1 and 99.2 hereto, and are incorporated herein by reference.

The following amendments to the Original Schedule 13D are hereby made.  Each Item below amends and supplements the information disclosed under the corresponding Item of the Original Schedule 13D; reference is made to the Original Schedule 13D for information on the matters not specifically addressed in this Amendment No. 7.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 7 shall have the same meaning herein as are ascribed to such terms in the Original Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Original Schedule 13D is being amended and restated as follows:

This Amendment No. 7 is being filed by the Master Fund Trust and its trustee, Bernay Box (together with the Master Fund Trust, the “Reporting Persons”), with respect to the Common Stock of the Company.  All of the Common Stock and Warrants held by Bonanza Master Fund, Ltd. (“Bonanza Master Fund”) and Bonanza Capital, Ltd. (“Bonanza Capital”) which were reported in the Original Schedule 13D have been transferred to the Master Fund Trust.  Mr. Box, by virtue of his role as the sole trustee of the Master Fund Trust, may be deemed to be a beneficial owner of the reported securities.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Amendment No. 7 as Exhibit 99.3 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The Reporting Persons are filing this Amendment No. 7 because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Amendment No. 7.  The Reporting Persons expressly disclaim that they have agreed to act as a group except as described herein.

The Master Fund Trust is a trust created under the laws of the Cayman Islands.  The business address of the Master Fund Trust is 3109 Knox Street #415, Dallas, Texas 75205.

Mr. Box is a citizen of the United States and his principal address is 3109 Knox Street #415, Dallas, Texas 75205.  Mr. Box serves as Chairman of the Company’s Board of Directors and its Chief Executive Officer.

CUSIP No. 88102L204	13D

None of the Reporting Persons and any of their respective officers and directors has, during the last five years: (i) been convicted in any criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented by inserting the following at the end thereof:

On June 16, 2010, the Company and Lightspeed entered into the Purchase Agreement.  Pursuant to the Purchase Agreement, Lightspeed will acquire substantially all of the Company’s assets relating to its brokerage business, including without limitation, the membership interests of Terra Nova, for $27.6 million in cash.  $22.6 million is to be paid at closing and $5 million is to be paid pursuant to an unsecured promissory note no later than six months from closing.  Assets excluded from the transaction include the Company’s cash, cash-equivalents, its subsidiary SC QuantNova Research SRL, and certain other non-operating assets.  In addition to customary closing conditions, the Transaction is subject to the approval of the Company’s shareholders and certain regulators, including the Financial Industry Regulatory Authority. The affirmative vote of the holders of two-thirds of the outstanding shares of the Company’s common stock is required to approve the Transaction.

In connection with the execution of the Purchase Agreement, on June 16, 2010, the Company, Lightspeed and the Master Fund Trust entered into the Voting Agreement.  Pursuant to the Voting Agreement, the Master Fund Trust, which holds approximately 44.2% of the outstanding Common Stock of the Company, has agreed to vote its shares of Common Stock of the Company in support of the adoption of the Purchase Agreement and Transaction.

The foregoing references to and descriptions of the Purchase Agreement and the Voting Agreement are qualified in their entirety by reference to the full text of the Purchase Agreement and Voting Agreement, which are filed as Exhibits 99.1 and 99.2 and incorporated by reference herein.

In addition, Mr. Box serves as Chairman of the Company’s Board of Directors.  When acting in his capacity as such, Mr. Box can be expected to express some or all of the views of the Reporting Persons to other members of the Board of Directors.  There is no agreement or understanding between Mr. Box and any of the other Reporting Persons, regarding his conduct as a director, and in performing his duties as a director Mr. Box expects to act in accordance with his duties to the Company and in accordance with applicable law.  To the extent that he is acting in his capacity as a member of the Company’s Board of Directors when advocating or supporting a position, course of action or transaction, Mr. Box does not expect to report such actions on an amendment to this Amendment No. 7, and such actions should not be attributed to the Reporting Persons other than the director in question, in that capacity.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is being amended and restated as follows:

(a)—(b)  As of the date hereof, the Master Fund Trust may be deemed to be the beneficial owner of 12,936,751 shares (including Warrants to purchase 4,243,677 shares of Common Stock), representing approximately 44.2% (2) of the Company’s outstanding shares of Common Stock.

Mr. Box may be deemed to be the beneficial owner of 12,936,751 shares (including Warrants to purchase 4,243,677 shares of Common Stock), representing approximately 44.2% (2) of the Company’s outstanding shares of Common Stock, reflecting shares beneficially owned in his capacity as the sole trustee of the Master Fund Trust.

The Master Fund Trust, acting through its sole trustee, Mr. Box, has the power to dispose or direct the disposition of 8,693,074 shares of Common Stock and warrants to purchase an additional 4,243,677 shares of Common Stock.  Mr. Box, in his capacity as the sole trustee of the Master Fund Trust, has the power to dispose of or direct the disposition of 8,693,074 shares of Common Stock and warrants to purchase an additional 4,243,677 shares of Common Stock held by the Master Fund Trust.

CUSIP No. 88102L204	13D

Other than as set forth above, none of the Reporting Persons named herein is the beneficial owner of any shares of the Company’s Common Stock.

(2)           Calculated based on a total of 29,298,185 shares outstanding only as regards to the Reporting Persons (25,054,508 shares of Common Stock outstanding plus Warrants owned by the Reporting Persons to purchase 4,243,677 shares).

(c)  None.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Original Schedule 13D is being amended and restated as follows: The information set forth in Items 2 and 4 above is incorporated herein by reference.
Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is being amended and restated as follows:

99.1

Purchase Agreement by and between Terra Nova Financial Group, Inc. and Lightspeed Financial, Inc. dated June 16, 2010 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on June 16, 2010).

99.2

Voting Agreement by and among Terra Nova Financial Group, Inc., Lightspeed Financial, Inc. and Bonanza Master Fund, Ltd. Liquidating Trust dated June 16, 2010 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on June 16, 2010).

99.3*	Joint Filing Agreement by and between Reporting Persons.

*Filed herewith.

CUSIP No. 88102L204	13D

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2010

BONANZA MASTER FUND, LTD. LIQUIDATING TRUST

/s/ Bernay Box
Bernay Box, its Trustee

/s/ Bernay Box
Bernay Box, in his individual capacity